SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

                    Central Newspapers, Inc.
                        (Name of Issuer)

             Class A Common Stock, without par value
                  (Title of Class of Securities


                           154647 10 1
                         (CUSIP Number)

                       Steven W. Thornton
                       BARNES & THORNBURG
                  1313 Merchants Bank Building
                    11 South Meridian Street
                  Indianapolis, Indiana  46204
                          317-638-1313
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         March 21, 1993
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                         PAGE (1) OF (5)


CUSIP No.  154647 10 1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Frank E. Russell
          S.S.N. ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)

          (a) [ ]
          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          Not Applicable

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                         7    SOLE VOTING POWER
NUMBER OF                     985,000
SHARES
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                      2,304,070
EACH
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH                   985,000

                         10   SHARED DISPOSITIVE POWER
                              2,304,070

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,289,070

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.4%

14   TYPE OF REPORTING PERSON (See Instructions)

          IN

                         PAGE (2) of (5)



Item 1.  Security and Issuer.

     Title of Security:       Class A Common Stock, no par value
     Issuer:                  Central Newspapers, Inc.
                              135 N. Pennsylvania, Suite 1200
                              Indianapolis, IN  46204


Item 2.  Identity and Background.

     (a)  Frank E. Russell
     (b)  135 N. Pennsylvania, Suite 1200
          Indianapolis, IN 46204
     (c)  President
          Central Newspapers, Inc.
          135 N. Pennsylvania, Suite 1200
          Indianapolis, IN  46204
     (d)  No
     (e)  No
     (f)  United States of America


Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.


Item 4.  Purpose of Transaction.

     Frank E. Russell obtained shared voting and dispositive powers with regard to 22,907,500 shares of Class B Common Stock, no par value, of Central Newspapers, Inc. ("Class B Common Stock") upon being named one of the three trustees of the Eugene
C. Pulliam Trust. The other two Trustees of the Trust are Naomi Mason Pulliam and Eugene S. Pulliam. Mr. Russell replaced William A. Dyer Jr., who died in March, 1993. The indenture that created the Trust provides that, for so long as Naomi Mason Pulliam is a Trustee of the Trust, her decision will be final and determinative if the three Trustees of the Trust are unable to reach unanimous decision.

     Pursuant to the Articles of Incorporation of Central Newspapers, Inc., each share of Class B Common Stock may be converted into 1/10th of a share of Class A Common Stock, no par value, of Central Newspapers, Inc. ("Class A Common Stock"). Therefore, the 22,907,500 shares of Class B Common Stock owned by the Trust may be converted into 2,290,750 shares of Class A Common Stock.



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Item 5.  Interest in Securities of Issuer.

     (a) Frank E. Russell beneficially owns 3,289,070 shares of Class A Common Stock. Of such shares (i) 13,320 shares of Class A Common Stock are owned by his wife, Nancy M. Russell, as to which Frank E. Russell disclaims beneficial ownership, (ii) 80,000 shares of Class A Common Stock may be obtained upon exercise of stock options held by Frank E. Russell, (iii) 22,907,500 shares of Class B Common Stock are owned by the Eugene
C. Pulliam Trust (of which Frank E. Russell is a Trustee and as to which shares Frank E. Russell disclaims beneficial ownership), which shares of Class B Common Stock may be converted into 2,290,750 shares of Class A Common Stock, (iv) 752,000 shares of Class A Common Stock are owned by various trusts for which Frank
E. Russell acts as sole trustee, as to which Frank E. Russell disclaims beneficial ownership, (v) 140,500 shares of Class A Common Stock are owned by Frank E. Russell, and (vi) 125,000 shares of Class B Common Stock are owned by Frank E. Russell, which shares of Class B Common Stock may be converted into 12,500 shares of Class A Common Stock.

     (b)  Sole Voting Power:              985,000
          Shared Voting Power:          2,304,070
          Sole Dispositive Power:         985,000
          Shared Dispositive Power:     2,304,070

     (c)  None

     (d) Pursuant to the Eugene C. Pulliam Trust, all dividends paid with respect to the Class B Common Stock owned by the Trust will be paid to Naomi Mason Pulliam during her lifetime. Upon her death, all such dividends shall be paid to those decedents of Eugene C. Pulliam who are living at the time the Trust receives such dividends. Frank E. Russell is not a descendant of Eugene
C. Pulliam.


Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

     None


Item 7.  Material to be filed as Exhibits.

     None








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                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 20, 1994                      /s/ Frank E. Russell


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